Exhibit 99.1

Clearmind Shares Promising Real-World Insights from Ongoing CMND-100 First-in-Human Trial

Principal Investigators of the Ongoing Phase I/II a Trial Highlighted Positive Early Experience with Clearmind Medicine’s Non-Hallucinogenic MEAI Compound for Alcohol Use Disorder

Vancouver, Canada, July 13, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today provides key insights from its June 10 webinar, “Inside MEAI,” during which the Company’s CEO and the leading investigators of the Company’s ongoing first-in-human clinical trial of CMND-100 (the “Trial”), provided an update based on their "hands-on" experience from the  Trial.

Watch the webinar here.

Based on the data available to date from the Trial, Dr. Anahita Bassir Nia of Yale School of Medicine and Dr. Jennifer Ellis of Johns Hopkins University have conveyed a generally positive impression of CMND-100 and the ongoing Phase I/IIa study.  They highlighted the significant unmet need in Alcohol Use Disorder (AUD), where currently available treatments are limited in number and often accompanied by notable side effects.

Key points emphasized by the investigators included:

●	The non-hallucinogenic profile of MEAI, which differentiates it from classical psychedelics. This could enable a much simpler and more accessible treatment model, without the need for hospitalization, intensive monitoring, or mandatory psychological/psychiatric supervision.

●	The reduced dependence on subjective psychedelic experiences improves blinding and allows for a clearer assessment of the compound’s direct pharmacological effects.

●	Recruitment has progressed well despite strict eligibility criteria for healthy volunteers.

●	A promising early safety profile with no meaningful adverse effects or cardiac safety concerns observed to date.

The session provided valuable insights into study design, dose escalation, pharmacokinetics, participant experience, and next steps, while underscoring that there is high potential for broader applications of MEAI beyond AUD where further research will be required.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, stated: “Much of the progress and success we are seeing in this trial stems from our strategic choice of outstanding research partners. We are privileged to collaborate with two highly experienced and dedicated investigators, Dr. Bassir Nia and Dr. Ellis, at two of the world’s leading medical centers. Their expertise and commitment together with our outstanding investigators from additional top-tier institutions, have been instrumental, and we are very pleased that our joint work to date has been smooth and productive. We believe these collaborations contribute to the groundbreaking research that drives our mission forward to deliver a meaningful new treatment option for patients suffering from alcohol use disorder.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trial, that there is high potential for broader applications of MEAI beyond AUD where further research will be required and its belief that these collaborations contribute to the groundbreaking research that drives our mission forward to deliver a meaningful new treatment option for patients suffering from alcohol use disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.